

N.Y.S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS ALBANY, NY 12231-0001

ONLINE FILING RECEIPT

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ENTITY NAME: AKO CAPITAL MANAGEMENT, LLC

DOCUMENT TYPE: ARTICLES OF ORGANIZATION (DOM. LLC) COUNTY: DUTC

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FILED:09/22/2017 DURATION:********** CASH#:170922010028 FILE#:170922010028
DOS ID:5206229

FILER:

CHEYENNE MOSELEY C/O LEGALZOOM.COM, INC.
9900 SPECTRUM DRIVE
AUSTIN, TX 78717

EXIST DATE

09/22/2017

ADDRESS FOR PROCESS:

UNITED STATES CORPORATION AGENTS, INC.
7014 13TH AVENUE, SUITE 202
BROOKLYN, NY 11228

REGISTERED AGENT:

UNITED STATES CORPORATION AGENTS, INC.
7014 13TH AVENUE, SUITE 202
BROOKLYN, NY 11228

The limited liability company is required to file a Biennial Statement with the Department of State every two years pursuant to Limited Liability Company Law Section 301. Notification that the Biennial Statement is due will only be made via email. Please go to www.email.ebiennial.dos.ny.gov to provide an email address to receive an email notification when the Biennial Statement is due.

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SERVICE COMPANY: ** NO SERVICE COMPANY **
SERVICE CODE: 00

FEE:	210.00	PAYMENTS	210.00
FILING:	200.00	CHARGE	210.00
TAX:	0.00	DRAWDOWN	0.00
PLAIN COPY:	0.00		
CERT COPY:	10.00		
CERT OF EXIST:	0.00		

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DOS-1025 (04/2007)

Authentication Number: 1709220029 To verify the authenticity of this document you may access the Division of Corporation's Document Authentication Website at http://ecorp.dos.ny.gov

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is true copy of said original.



WITNESS my hand and official seal of the Department of State, at the City of Albany, on September 22, 2017.

Brendan W. Fitzgerald
Executive Deputy Secretary of State

Rev. 06/07

ARTICLES OF ORGANIZATION
OF
AKO Capital Management, LLC
Under Section 203 of the Limited Liability Company Law

FIRST: The name of the limited liability company is:

AKO Capital Management, LLC

SECOND: To engage in any lawful act or activity within the purposes for which limited liability companies may be organized pursuant to Limited Liability Company Law provided that the limited liability company is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency, or other body without such consent or approval first being obtained.

THIRD: The county, within this state, in which the office of the limited liability company is to be located is DUTCHESS.

FOURTH: The Secretary of State is designated as agent of the limited liability company upon whom process against it may be served. The address within or without this state to which the Secretary of State shall mail a copy of any process against the limited liability company served upon him or her is:

United States Corporation Agents, Inc.
7014 13th Avenue, Suite 202
Brooklyn, NY 11228

FIFTH: The limited liability company designates the following as its registered agent upon whom process against it may be served within the State of New York is:

United States Corporation Agents, Inc.
7014 13th Avenue, Suite 202
Brooklyn, NY 11228

SIXTH: The limited liability company is to be managed by: ONE OR MORE MEMBERS.

I certify that I have read the above statements, I am authorized to sign these Articles of Organization, that the above statements are true and correct to the best of my knowledge and belief and that my signature typed below constitutes my signature.

Cheyenne Moseley, Assistant Secretary (signature)

LegalZoom.com, Inc., Organizer , ORGANIZER
9900 Spectrum Drivc
Austin, TX 78717

Filed by:
Cheyenne Moseley C/O LegalZoom.com, Inc.
9900 Spectrum Drive
Austin, TX 78717

FILED WITH THE NYS DEPARTMENT OF STATE ON: 09/22/2017
FILE NUMBER: 170922010028; DOS ID: 5206229